UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

INNOVIVA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45781M101

(CUSIP Number)

Victoria A. Whyte
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
England
Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 32,005,260 shares of Common Stock (See Items 5(a) and 5(b))
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 32,005,260 shares of Common Stock (See Items 5(a) and 5(b))
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,005,260 shares of Common Stock (See Item 5(a)) (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% of the shares of Common Stock (See Item 5(a))
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

(1) Shares of Common Stock are held of record by Glaxo Group Limited, an indirect wholly owned subsidiary of GlaxoSmithKline plc.

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Item 1.  Security and Issuer.

This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on December 9, 2010 (as amended by Amendment No. 1 filed on April 2, 2012, Amendment No. 2 filed on May 16, 2012, Amendment No. 3 filed on August 1, 2013, and Amendment No. 4 filed on November 4, 2014 the “Schedule 13D” and as amended by this Amendment No. 5, the “Statement”) with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”) of Innoviva, Inc., a Delaware corporation (the “Issuer”). GlaxoSmithKline plc is filing this amendment to reflect its new percentage beneficial ownership in the Issuer, which has increased as a result of additional shares of Common Stock purchased as well as a decrease in the shares of Common Stock outstanding of the Issuer. The Issuer’s principle executive offices are located at 2000 Sierra Point Parkway, Suite 500, Brisbane, CA 94005. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.   Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 as attached to Amendment No. 1 in its entirety, and replacing it with Schedule 1 attached hereto.

Item 3.   Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

From March 2, 2015 to August 7, 2015, Glaxo Group Limited (“GGL”), through three separate transactions below, acquired 424,081 shares of Common Stock pursuant to the exercise of the Quarterly Right under the Governance Agreement and the terms of the 2012 Common Stock Purchase Agreement, by and among GGL, GlaxoSmithKline LLC ( “GSK”) and the Issuer, dated as of November 2, 2012, as amended from time to time, for total consideration of $6,528,797.48, which consideration was obtained from the working capital of GGL.

Transaction Date	Amount of shares	Aggregate Purchase Price
March 2, 2015	92,674	$1,673,692.44
May 11, 2015	85,579	$1,369,264
August 7, 2015	245,828	$3,485,841.04

Item 4.   Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

As described in Item 3 above, on March 2, 2015, May 11, 2015 and August 7, 2015, through three separate transactions, GGL purchased a total of 424,081 shares of Common Stock for an aggregate purchase price of $6,528,797.48 for the purpose of maintaining its ownership percentage in the Issuer.

In addition to the acquisitions described above, GSK exercised its Quarterly Right pursuant to the Governance Agreement in each quarter following the execution of the 2012 Common Stock Purchase Agreement and acquired the amount of shares of Common Stock necessary to maintain its ownership percentage in the Issuer.

GSK’s Quarterly Right, the limitations on its ability to acquire or dispose of the Issuer’s voting stock and its agreement with respect to the voting of Common Stock expired upon the termination of the Governance Agreement on September 1, 2015.

Item 5.   Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)	GlaxoSmithKline plc beneficially owns 32,005,260 shares of Common Stock, which represents 28.8% of the 111,202,828 shares of Common Stock outstanding as of July 31, 2016.
(b)	GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 32,005,260 shares of Common Stock described in Item 5(a).
(c)	No transactions in shares of Common Stock were effected during the past 60 days by GlaxoSmithKline plc.
(d)	No person, other than GlaxoSmithKline plc, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by GlaxoSmithKline plc.
(e)	Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2016

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte Victoria A. Whyte Authorized Signatory

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SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Indian
Stacey Cartwright	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Sir Philip Hampton	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss
Dr. Moncef Slaoui	709 Swedeland Road, King of Prussia PA, 19406	Executive Director and Chairman, Global Vaccines	Moroccan, Belgian & US

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Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Corporate Executive Team
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Manufacturing & Supply	Irish
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Nick Hirons	980 Great West Road Brentford Middlesex TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US
Abbas Hussain	980 Great West Road Brentford Middlesex, England TW8 9GS	President,Global Pharmaceuticals	British
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Dr. Moncef Slaoui	709 Swedeland Road, King of Prussia PA, 19406	Executive Director Chairman, Global Vaccines	Moroccan, Belgian & US
Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications and Government Affairs	British
Daniel Troy	The Navy Yard 5 Crescent Drive Philadelphia, PA 19112	Senior Vice President & General Counsel	US

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Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals R&D	British
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer, GSK Consumer Healthcare	British